ELEPHANT & CASTLE GROUP INC.

Quarterly Financials

for the Thirty-Nine Weeks Ended

September 30, 2007

ELEPHANT & CASTLE GROUP INC.
Consolidated Balance Sheets
US Dollars
(In Thousands of Dollars)

	Sept 30,	December 31,
	2007	2006
	(Unaudited)	(audited)
ASSETS (Note 6)
Current
Cash	$485	$507
Accounts Receivable	748	1,043
Inventory	396	412
Deposits and Prepaid Expenses	363	353
Pre-Opening Costs	26	129
Total Current Assets	2,018	2,444

Property, Plant and Equipment	9,890	10,050
Future Income Tax Benefits	2,805	2,721
Other Assets	1,567	1,752

Total Assets	$16,280	$16,967

LIABILITIES
Current
Accounts Payable and Accrued Liabilities	$3,100	$3,390
Current Portion of Long-Term Debt	1,126	583
Total Current Liabilities	4,226	3,973

Long-Term Debt (Note 6)	21,291	18,231
Other Liabilities	1,357	839
Total Liabilities	26,874	23,043

SHAREHOLDERS' EQUITY (DEFICIT)
Common Shares	13,164	13,164
Contributed Surplus	1,282	1,282
Cumulative Translation Adjustment	(880)	(880)
Deficit	(24,160)	(19,642)
Total Shareholders' Equity (Deficit)	(10,594)	(6,076)

Total Liabilities and Shareholders' Equity (Deficit)	$16,280	$16,967

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Operations
US Dollars
(In Thousands of Dollars, Except Net Income/(Loss) Per Share)
(Unaudited)

		US $		US $
		Thirteen Weeks Ended		Thirty-Nine Weeks Ended
		Sep 30,	Sep 24,	Sep 30,	Sep 24,
		2007	2006	2007	2006
SALES
Corporate Locations		$10,425	$8,633	$29,922	$25,787
Revenue from Franchises		128	134	349	357
Total Sales		10,553	8,768	30,271	26,143

RESTAURANT EXPENSES
Food and Beverage Costs		2,688	2,276	7,815	6,745
Restaurant Operating Expenses
Labour		3,193	2,740	9,150	8,046
Occupancy and Other		2,485	2,033	7,273	6,315
Amortization		463	441	1,377	1,406
		8,829	7,490	25,615	22,512

INCOME FROM RESTAURANT OPERATIONS		1,724	1,278	4,656	3,631

GENERAL AND ADMINISTRATIVE EXPENSES		886	750	2,563	2,351

RRG MANAGEMENT FEES		97	-	174	-

LOSS ON FOREIGN EXCHANGE		932	(16)	2,107	524

INTEREST ON LONG-TERM DEBT		1,088	741	2,521	2,188

WRITE-OFF OF DEFERRED FINANCING COSTS		-	-	1,720	-

(LOSS) BEFORE INCOME TAXES		(1,279)	(197)	(4,429)	(1,432)

INCOME TAX		17	18	89	126

NET (LOSS) FOR THE PERIOD		$(1,296)	$(215)	$(4,518)	$(1,558)

Weighted average number of shares outstanding	Basic	6,052,369	6,024,322	6,052,369	6,024,322
	Diluted	12,803,469	12,755,887	12,803,469	12,755,887

Net Income/(Loss) per share	Basic	($0.21)	($0.04)	($0.75)	($0.26)

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Cash Flows
US Dollars
(In Thousands of Dollars)
(Unaudited)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	Sep 30,	Sep 24,	Sep 30,	Sep 24,
	2007	2006	2007	2006

OPERATING ACTIVITIES

NET (LOSS)	$(1,296)	$(216)	$(4,518)	$(1,557)
Add: Items not involving cash -
Amortization	463	441	1,377	1,406
Loss on Foreign Exchange	932	(16)	2,107	524
Non-Cash Interest	536	592	3,071	1,734
Other	(62)	20	(262)	10
	571	821	1,773	2,118

CHANGES IN NON-CASH WORKING CAPITAL
Accounts Receivable	100	47	294	28
Inventory	20	25	16	28
Deposits and Prepaid Expenses	(187)	(367)	(10)	(417)
Accounts Payable and Accrued Liabilities	(582)	(442)	(290)	(486)
	(649)	(736)	9	(846)

NET CASH PROVIDED BY OPERATING ACTIVITIES	(78)	85	1,783	1,271

INVESTING ACTIVITIES
Acquisition of Fixed Assets	(199)	(534)	(1,063)	(989)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(199)	(534)	(1,063)	(989)

FINANCING ACTIVITIES
Repayment of Capital Leases	-	0	-	(9)
Repayment of Debt	(228)	-	(11,302)	-
Proceeds of New Debt	0	-	10,559	-
Proceeds of Share Issue	-	19		56

	(227)	19	(743)	47

INCREASE (DECREASE) IN CASH DURING PERIOD	(504)	(430)	(22)	329

CASH AT BEGINNING OF PERIOD	990	1,715	507	956

CASH AT END OF PERIOD	$485	$1,285	$485	$1,285

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Shareholders' Equity (Deficit)
US Dollars
(In Thousands of Dollars)
(Unaudited)

	Thirty-Nine Weeks Ended
	Sep 30,	Sep 24,
	2007	2006

Balance at Beginning of Period	$(6,076)	$(5,795)

Net income/(loss)	(4,518)	(1,557)
Issuance of Share Capital	-	53

Balance at End of Period	$(10,594)	$(7,300)

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Notes to Consolidated Financial Statements
Thirty-Nine Weeks Ended September 30, 2007 and September 24, 2006
US Dollars
(In Thousands of Dollars, Except Net Income/(Loss) Per Share)
(Unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company’s audited consolidated financial statements filed as part of the Company’s December 31, 2006 annual report on Form 10-K.

In the opinion of the Company’s management, these interim financial statements reflect all adjustments necessary to present fairly the Company’s consolidated financial position at September 30, 2007 and the consolidated results of operations, the consolidated statement of shareholders’ equity (deficit) and cash flows for the thirteen and twenty-six weeks then ended. The results of operations for the interim period are not necessarily indicative of the results of any other interim periods or for the entire fiscal year.

2. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3. FRANCHISES

The Company recognizes initial fees from the sale of franchises as revenue once the Company has fully complied with its obligations to the new franchisee in providing operational support and training regarding the opening of the restaurant. For the thirteen and thirty-nine weeks ended September 30, 2007 such fees were $nil. (2006 – $nil).

Continuing franchise royalties are recognized as revenue as they are earned.

Total revenue from franchises is disclosed as a separate line item within total sales on the Company’s consolidated statements of operations.

The Company has no obligated costs in connection with continuing franchise royalties, but provides ongoing operational support and advice to franchisees. This support is provided by the same operational management team that supports the Company’s corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company’s general and administrative expenses, as are the costs associated with marketing and selling new franchises.

Income from restaurant operations derived from franchise operations is therefore equal to total revenue from franchises.

4. IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the Company has compared the net book value of its long-lived assets with the cash flows those assets are expected to generate over their remaining useful lives.

As at July 1, 2007, the Company has concluded that no provisions for the impairment of long-lived assets are required.

5. PRE-OPENING COSTS

During the year ended December 31, 2006, the Company incurred $144 of pre-opening costs in relation to its new store opening in Chicago, IL (North Wabash St.). In accordance with Canadian GAAP, these costs were amortized over a period of 12 months commencing from the opening date of each store.

As at September 30, 2007 the unamortized value of such pre-opening costs was $26. (September 24, 2006 - nil; December 2006 - $129).

6. FINANCING STRUCTURE

On April 20, 2007, an Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada was completed RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares transferred their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares transferred their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company transferred their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeded the warrant exercise price;

(d) All options to acquire shares in the Company were terminated; and

(e) The Company’s former lenders and noteholders were paid all amounts owing under the Notes, and the Notes were discharged.

On the Effective Date of the Arrangement Agreement, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

Following the completion of the Arrangement Agreement, the Company’s long-term debt structure comprises:

$8,344

$7,500 loan from Fifth Street Mezzanine Partners III, L.P. ("Fifth Street") to Elephant & Castle Inc. Interest accrues at the rate of 15.5% per annum, of which 12.75% per annum is payable monthly. Fifth Street were also granted $750 of Preferred Shares in Elephant & Castle Inc. The principal is payable in full on April 20, 2012.

$3,488

Balance owed to RRG (parent company) as a result of the Arrangement Agreement under which pre-Arrangement notes and loans were repaid in full. RRG has borrowed $14,000 from GE Canada Equipment Financing G.P. ("GE Canada") in connection with the Arrangement Agreement. The GE loan is repayable in 60 monthly installments, and bears interest at 8.54% per annum. The Company is recording the interest associated with this loan as Interest on Long Term Debt and is making payments to RRG equivalent to the scheduled debt repayments to GE Canada. The loan from GE Canada has first secured position over all of the Company’s assets.

$8,325	Preferred Shares, Series A. (See notes to the Consolidated Financial Statements for the year ended December 31, 2006).

$2,260	Redemption premium on Preferred Shares, accruing at 10% per annum or part thereof to a maximum of 50%.

$22,417	Total Debt

$(1,126)	Less Current Portion

$21,291	Total Long-Term Debt

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

Financial statement presentation differs in certain respects between Canada and the United States. Reconciliation of Canadian earnings and US earnings is as follows (the reader is referred to the Company’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the United States Securities and Exchange Commission (the “SEC”)):

Reconciliation of total assets, liabilities and shareholders’ equity (deficit):

In thousands of US dollars

	July, 1	Dec 31,
	2007	2006

Total assets for Canadian GAAP	16,280	16,968

Less proportional share of San Francisco JV assets	(170)	(163)
Add investment in San Francisco JV	51	79
Less pre-opening costs	(26)	(129)
Less additional amortisation on leasehold improvements	(2)	(43)
Less deferred finance costs	(1,478)	(1,664)

Total assets for US GAAP	14,655	15,049

Total liabilities per Canadian GAAP	26,874	23,044

Less proportional share of San Francisco JV liabilities	(120)	(83)
Less deferred finance costs	(1,478)	(1,664)

Total liabilities for US GAAP	25,276	21,297

Total equity for Canadian GAAP	(10,594)	(6,077)

Less pre-opening costs	(26)	(129)
Less additional amortisation on leasehold improvements	(2)	(43)

Total equity for US GAAP	(10,621)	(6,248)

Total equity & liabilities for US GAAP	14,655	15,049

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, these amounts would have been recorded as single line entries representing income from joint ventures and investments in joint ventures.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

For Canadian GAAP purposes, pre-opening costs are recorded as a balance sheet item until the new store to which they relate is open for trading. These costs are then amortized over a 12-month period. For US GAAP purposes, such costs are charged to income as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, deferred financing costs are recorded as an asset which is then amortized over the life of the associated instrument. Under US GAAP, such costs are offset against long term debt.

(b) Reconciliation of income (loss) reported in accordance with Canadian GAAP and US GAAP:

In thousands of US Dollars,		Thirteen weeks ended		Thirty-nine weeks ended
except net income/(loss) per share		Sept 30	24-Sep	Sept 30		24-Sep
		2007	2006	2007		2006

Net Income/(Loss) - Canadian GAAP		$(1,296)	$(215)	$(4,518	) $	(1,558)

Adjustments:
Amortization of leasehold
improvement costs		3	31	41		87
Pre-opening costs		37	-	103		191
Net Income/(Loss) - US GAAP		(1,256)	(184)	(4,374)		(1,279)

Net Income/(Loss) per Common Share

Canada	Basic	($0.21)	($0.04)	($0.75)		($0.26)

United States	Basic	($0.21)	($0.03)	($0.72)		($0.21)

Weighted Average Number of Common
Shares Outstanding:	Basic	6,052,369	6,024,322	6,052,369		6,024,322

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) Statement of cash flows reported in accordance with US GAAP:

In thousands of US Dollars,	Thirty-Nine Weeks Ended
	September 30,	September 24,
	2007	2006
OPERATING ACTIVITIES

NET (LOSS)	$(4,374)	$(1,279)
Add: Items not involving cash -
Amortization	1,233	1,128
Loss on Foreign Exchange	2,107	524
Non-Cash Interest	3,597	1,734
Other	(806)	7
	1,757	2,115
CHANGES IN NON-CASH WORKING CAPITAL
Accounts Receivable	294	30
Inventory	14	27
Deposits and Prepaid Expenses	(11)	(415)
Accounts Payable and Accrued Liabilities	(313)	(489)

	(15)	(847)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,743	1,268

INVESTING ACTIVITIES
Acquisition of Fixed Assets	(1,063)	(989)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(1,063)	(989)
FINANCING ACTIVITIES
Repayment of Debt/Proceeds from Share Issue	(743)	47
	(743)	47
INCREASE (DECREASE) IN CASH DURING PERIOD	(63)	326

CASH AT BEGINNING OF PERIOD	507	952

CASH AT END OF PERIOD	$444	$1,279

Cash at beginning of period - Canadian GAAP	507	956
Less proportional share of San Francisco joint venture	(16)	(3)
Cash at beginning of period - US GAAP	$491	$951
Cash at end of period - Canadian GAAP	485	1,284
Less proportional share of San Francisco joint venture	(40)	(5)

Cash at end of period - US GAAP	$444	$1,279

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d) Reconciliation statement of shareholders’ equity (deficit) reported in accordance with Canadian GAAP and US GAAP:

In thousands of US Dollars,	Thirty-nine weeks ended
	Sept 30,	Sept 24,
	2007	2006

Opening Shareholders' Equity (Deficit) - Canadian GAAP	$(6,076)	$(5,795)
Amortization of improvement costs	(43)	(160)
Pre-opening costs expensed under US GAAP	(129)	(191)

Opening Shareholders' Equity (Deficit) - US GAAP	(6,248)	(6,146)

Net Income (Loss) - Canada	(4,518)	(1,342)
Amortization of leasehold improvement costs	41	56
Pre-opening costs	103	191

Net Income (Loss) - US	(4,374)	(1,094)

Issuance of Share Capital - Canada and US	0	35

Closing Shareholders' Equity (Deficit) - Canada	$(10,594)	$(7,102)
Amortization of improvement costs	(2)	(104)
Pre-opening costs expensed under US GAAP	(26)	0

Closing Shareholders' Equity (Deficit) - US	(10,621)	(7,206)